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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66046

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SORRENTO PACIFIC FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10150 MEANLEY DRIVE, 1ST FLOOR
(No. and Street)

SAN DIEGO	CA	92131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAN KILROY — 858-530-4419
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
(Name – *if individual, state last, first, middle name*)

650 TOWN CENTER DRIVE, SUITE 740	SAN DIEGO	CA	92626
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAN KILROY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SORRENTO PACIFIC FINANCIAL, LLC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO / Managing Director

Title

ELIZABETH TORRES
Notary Public - California
San Diego County
Commission # 2267156
My Comm. Expires Dec 14, 2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SORRENTO PACIFIC FINANCIAL, LLC

ANNUAL FILING IN ACCORDANCE WITH RULE 17a-5

DECEMBER 31, 2019
TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM THEREON

Available for Public Inspection

SORRENTO PACIFIC FINANCIAL, LLC

TABLE OF CONTENTS

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

		2019
ASSETS		
Cash and cash equivalents	$	2,319,906
Receivables from clearing firms		432,986
Other assets and deposits		210,551
Deposits with clearing firms		107,719
Property and equipment, net		4,992
Total assets	$	3,076,154
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$	165,422
Accrued commissions		716,515
Due to affiliates		155,213
Other accrued liabilities		73,513
Total liabilities		1,110,663
COMMITMENTS AND CONTINGENCIES (Note 8)		-
MEMBER'S EQUITY		1,965,491
Total liabilities and member's equity	$	3,076,154

The accompanying notes are an integral part of these financial statements.

SORRENTO PACIFIC FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

NOTE 1 - ORGANIZATION

Sorrento Pacific Financial, LLC (the "Company"), formerly Advanced Financial Solutions, LLC, was incorporated in California on February 19, 2003. The Company formally began doing business on October 10, 2003 as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was acquired by Atria Wealth Solutions, Inc. ("AWSI") on November 30, 2017. The Company provides broker-dealer and investment advisory services for regional and community banks and independent registered representatives as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains cash balances with a financial institution. At December 31, 2019, accounts at the financial institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2019, the Company had uninsured cash balance of $1,545,091. Management performs periodic evaluations of the relative credit standing of this institution. The Company has not sustained any material credit losses from this institution.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk (continued)

The Company maintains accounts at a clearing firm, which is insured by the Securities Investors Protection Corporation ("SIPC") up to $500,000 (including a maximum of $250,000 for claims for uninvested cash awaiting reinvestment). As of December 31, 2019, the Company had uninsured cash balances of $17,199 at the Company's primary clearing firm. Management performs periodic evaluations of the relative credit standing of the clearing firm. The Company has not sustained any credit losses from this clearing firm.

At December 31, 2019 the Company had commission and transaction related receivables of approximately 18% with the Company's primary clearing firm.

Income Taxes

The Company is a single member limited liability company which is disregarded for federal income tax purposes.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

FASB ASC 740 also provides guidance on the de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2019, the Company does not have a liability for unrecognized tax uncertainties. As of December 31, 2019, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to December 31, 2016.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Receivables from Clearing Firms

Receivables from clearing firms primarily consist of commission and transaction related receivables. The Company monitors clearance and settlement of all customer transactions on a daily basis. The allowance for doubtful accounts, if any, is the Company's best estimate of the amount of probable credit losses and is based on historical write-off experience and specific facts.

Property and Equipment

It is the Company's policy to capitalize property and equipment over $1,000. Lesser amounts are expensed as incurred. Property, equipment and software are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which range from three to seven years.

Leases

On January 1, 2019 the Company adopted the provisions of ASU 2016-02, Leases (Topic 842), which superseded the existing guidance for lease accounting. The Company evaluated its existing vendor agreements for the recognition criteria under this guidance. It was determined that as of January 1, 2019 and during the year ended December 31, 2019 no agreements or arrangements existed that would be classified as a lease under the adopted guidance.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Issued Not Yet Effective Accounting Standard

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The main objective of this new standard is to provide financial statement users with more decision-useful information about the expected credit losses on financial assets and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 applies to all entities and is effective for fiscal years beginning after December 15, 2019 for "public entities", including non-public registered broker-dealers, with early adoption permitted. The Company is assessing the impact the update will have on its financial statements but expects the update to have no material impact on the Company accounting for estimated credit losses, if any, on its receivables from brokers.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following at December 31:

	2019
Computers and equipment	$ 42,472
Software	97,702
	140,174
Less: Accumulated depreciation and amortization	(135,182)
Total property and equipment, net	$ 4,992

NOTE 4 - OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following as of December 31:

	2019
Employee benefits	$ 39,669
Other	33,844
Total other accrued liabilities	$ 73,513

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $50,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2019, the Company had net capital of $1,711,473 which was $1,637,429 in excess of the required minimum net capital of $74,044. At December 31, 2019, the Company's ratio of aggregate indebtedness to net capital was 0.65 to 1.

NOTE 6 - DEPOSITS

Deposits consist primarily of deposits with the Financial Industry Regulatory Authority ("FINRA") and clearing firms.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with an affiliate, CUSO Financial Services, LP ("CFS). At December 31, 2019 intercompany payables to CFS was $119,981 and was included within due to affiliates on the accompanying Statement of Financial Condition.

Additionally, the Company is involved in certain related party transactions with CFS Insurance & Technology Services, LLC ("CI&TS"), formerly known as CUSO Financial Services, Inc., an entity related through common ownership. Beginning in 2012, CI&TS began providing insurance agency services to the Company. At December 31, 2019, intercompany payable to CI&TS was $10,000, and was included within due to affiliates on the accompanying Statement of Financial Condition.

The Company has an expense sharing agreement with parent company Atria Wealth Solutions, Inc. (AWSI). The Company's expense sharing agreement provides that it will pay AWSI management and administrative services. As of December 31, 2019, the Company owed AWSI $25,233, and the liability was included within due to affiliate on the Statement of Financial Condition.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Litigation

The Company is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Company's legal proceedings are generally initiated by its customers' clients and involve the purchase or sale of investment securities. In addition, the Company, along with other industry participants, is subject to risks related to litigation and settlements arising from market events.

At December 31, 2019 the Company had a liability of $20,000 for customer settlements included in accounts payable in the accompanying financial statements. In the opinion of the Company's management, based current available information, review with outside legal counsel, insurance coverage and consideration of the accrued liabilities in the accompanying financial statements with respect to these matters, ultimate resolution of pending legal matters will not have an adverse impact on the financial position of the Company. However, no assurance can be given that future legal proceedings would not have adverse effect on the Company's business or financial condition.

Clearing Relationship

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. However, the Company believes that the exposure is not material and it is unlikely it will have to make material payments under these arrangements. Also, it has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 9 - EMPLOYEE 401(k) SAVINGS PLAN

The Company has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law and has an employer matching plan.